DOMINION GAS HOLDINGS, LLC

120 Tredegar Street

Richmond, Virginia 23219

VIA EDGAR	June 23, 2014

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Dominion Gas Holdings, LLC

Registration Statement on Form S-4

Filed April 4, 2014

File No. 333-195066

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dominion Gas Holdings, LLC (“Dominion Gas”) hereby requests acceleration of the effectiveness of the Registration Statement on Form S-4 referred to above, so that it will become effective at 4:00 p.m., Eastern Time, on June 25, 2014 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, Dominion Gas hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Dominion Gas from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Dominion Gas may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jane Whitt Sellers of McGuireWoods LLP (Tel. 804-775-1054) with any questions you may have regarding this request. In addition, please notify Ms. Sellers when this request for acceleration has been granted.

Dominion Gas Holdings, LLC

By:	/s/ Mark O. Webb

Name:	Mark O. Webb
Title:	Vice President and General Counsel